UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-71091

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1—REGISTRANT INFORMATION
Full Name of Registrant:	IBF VI Secured Lending Corporation
Former Name if Applicable:	IBF VI Guaranteed Income Fund
Address of Principal Executive Office:	1733 Connecticut Avenue, N.W.
City, State and Zip Code:	Washington, D.C. 20009

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

        The company has not completed the work necessary to finalize its financial statements to be included in the report.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Simon A. Hershon	(202)	588-7500
	(Name)	(Area Code)	(Telephone Number)
(2)
	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)
	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company did not acquire any assets until December 2000, when it first closed escrow on its offering of bonds to investors and received net proceeds of approximately $500,000. Accordingly, its results of operations for the first quarter of 2001 were limited. As of the beginning of the first quarter of 2002 the company had received additional proceeds from the sale of bonds to investors a portion of which it had invested at that point. Its results of operations for the first quarter of 2002 will, therefore, be significantly different than for the corresponding period in 2001. At this time the company is not able to quantify the difference in results of operations for the reasons set forth in "PART III—NARRATIVE," above.

IBF VI Secured Lending Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2002	By:	/s/ SIMON A. HERSHON Simon A. Hershon President